UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Katapult Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

485859102

(CUSIP Number)

Orlando Zayas
Katapult Holdings, Inc.
5204 Tennyson Parkway, Suite 500
Plano, TX 75024

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ 󠅢

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 485859102

SCHEDULE 13D

1	NAMES OF REPORTING PERSON: Orlando Zayas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): SC PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,027,055 shares of Common Stock
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,761,683 shares of Common Stock
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,027,055 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Based upon 98,334,413 shares of Common Stock issued and outstanding as of July 5, 2022 as provided to the Reporting Person by the Issuer on July 5, 2022.

CUSIP 485859102
INTRODUCTION

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Katapult Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5204 Tennyson Parkway, Suite 500, Plano, TX 75024.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Orlando Zayas (the “Reporting Person”)

(b)	The address of the principal place of business of the Reporting Person is 5204 Tennyson Parkway, Suite 500, Plano, TX 75024.

(c)	The occupation of the Reporting Person is Chief Executive Officer of the Issuer, which provides point-of-sale lease-purchase options for the U.S. non-prime consumers.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As reported in a previously-filed Current Report on Form 8-K on June 9, 2021, the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among Finserv Acquisition Corp. (“Finserv”), Katapult Holdings Inc. (“Katapult”), two wholly-owned subsidiaries of Finserv and Orlando Zayas, in his capacity as the Holder Representative, (the “Transaction”) was completed on June 9, 2021.

In connection with the Transaction, the Reporting Person received 5,761,683 shares of Common Stock, including 511,679 earn out shares. The earn out shares may be issued to the Reporting Person upon certain conditions following the closing of the Transaction. One-half of the earn out shares will vest if the closing price of the Common Stock equals or exceeds $12.00 per share and one-half will vest if the closing price of the Common Stock equals or exceeds $14.00 per share, in each case over any 20 trading days within any 30 consecutive trading day period ending prior to the expiry of six years from the closing date of the Transaction (the “Earn Out Period”), subject to adjustments as a result of certain events prior to the expiration of the Earn Out Period (as set forth in the Merger Agreement). The Reporting Person’s earn out shares will also vest if there is a change of control transaction of the new public company prior to the expiration of the Earn Out Period that will result in the holders of Common Stock receiving a price per share equal to or in excess of the applicable price per share thresholds described above.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the Common Stock for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business. The Reporting Person reviews and intends to continue to review its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. The Reporting Person may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Except as described in this Item 4, the Reporting Person currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)(b)	The Reporting Person has sole voting power over 6,027,055 shares of Common Stock, or 6.1% of the Common Stock outstanding.

(c)	During the past 60 days, the Reporting Person has purchased the following shares of Common Stock of the Issuer:

June 3, 2022, 80,000 shares of Common Stock at a weighted average price of $1.5673
June 6, 2022, 48,472 shares of Common Stock at a weighted average price of $1.5388

Additionally, on May 16, 2022 5,592 shares of Common Stock were withheld for payroll taxes in connection with the vesting of 22,961 restricted stock awards

(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Amended and Restated Registration Rights Agreement
As reported in a previously-filed Current Report on Form 8-K, on June 9, 2021, the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among Finserv Acquisition Corp. (“Finserv”), Katapult Holdings Inc. (“Katapult”), two wholly-owned subsidiaries of Finserv and Orlando Zayas, in his capacity as the Holder Representative, (the “Transaction”) was completed on June 9, 2021.

In connection with the consummation of the Transaction, the Reporting Person entered into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with the Issuer and certain other shareholders of the Issuer. In accordance with the A&R RRA, the Reporting Person and its permitted transferees are entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R

RRA also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

The foregoing description of the A&R RRA is qualified in its entirety by the full text of the A&R RRA, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Support Agreement

Concurrent with the execution of the Merger Agreement, the Reporting Person entered into a Support Agreement with Finserv and Katapult (the “Support Agreement”). Under the support agreement, the Reporting Person, among other things, agreed to (i) vote his equity securities in Katapult in favor of the merger agreement and the consummation of the transactions contemplated thereby, (ii) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the closing.

The foregoing description of the Support Agreement is qualified in its entirety by the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Employment Agreement

In May 2021, the Reporting Person entered into a second amended and restated employment agreement (the “Employment Agreement”) with the Issuer and Katapult Group, Inc. which became effective on the date immediately prior to the Closing Date. Pursuant to the Employment Agreement, the Reporting Person will receive an annual base salary of $675,000 and will be eligible (i) to participate in the Issuer’s benefit plans and (ii) for an annual discretionary cash bonus.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.
Amended and Restated Registration and Shareholder Rights Agreement, by and between Katapult Holdings, Inc. and the stockholders party thereto, dated June 9, 2021 (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on June 15, 2021).

Exhibit 2.
Support Agreement, by and between Finserv Holdings, LLC, Finserv Acquisition Corp. and Katapult Holdings, Inc., dated as of December 18, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 21, 2020).

Exhibit 3.
Amended and Restated Executive Employment Agreement, dated May 4, 2021, by and between Katapult Holdings, Inc. and Orlando Zayas (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form S-4 of FinServ Acquisition Corp. filed with the SEC on May 5, 2021).

CUSIP 485859102
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2022	By: /s/Orlando Zayas
Name: Orlando Zayas